CERTIFICATE OF DESIGNATION

OF PREFERRED STOCK VOTING RIGHTS

OF NICHOLAS INVESTMENT COMPANY, INC.

Pursuant to NRS 78.1955 and a resolution of the Board of Directors dated June 3, 2003, Nicholas Investment Company, Inc., a Nevada corporation, does hereby authorize the issuance of up to two million (2,000,000) shares of preferred stock, designated Preferred Series A, with the following rights attached thereto:

The owner of each one (1) share of Preferred Series A shall be entitled to one hundred (100) votes for any matter presented to the shareholders of the corporation at any regular or special meeting of the shareholders, or for any matter that may require approval of the shareholders of the corporation. Other than voting rights, all other rights attached to the shares of Preferred Series A stock shall be equivalent to one (1) share of common stock.

This resolution is being adopted pursuant to the Fourth Article of Incorporation, in which the Board of Directors is granted the authority to determine designations and voting rights of each respective series of preferred stock.

NICHOLAS INVESTMENT COMPANY, INC.:

By: Shane H. Traveller

Its: Secretary